Exhibit 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

Three Months Ended March 31,
2013 (a)
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$54,023
Tax expense based on income	35,432
Fixed charges excluding preferred stock dividends tax adjustment (b)	108,345
Earnings available for fixed charges, as defined	$197,800
Fixed charges, as defined:
Interest expense on short-term and long-term debt (b)	$99,081
Estimated interest cost within rental expense	1,722
Amortization of net debt premium, discount, and expenses	5,931
Subsidiary preferred stock dividends	1,611
Adjust preferred stock dividends to pretax basis	885
Total fixed charges, as defined	$109,230
Consolidated ratio of earnings to fixed charges	1.81

(a)	Excludes discontinued operations.

(b)	Includes interest expense related to uncertain tax positions.